Exhibit 99.1

News Release

Stantec Selected as Partner on Antarctic

Infrastructure Modernization for Science (AIMS) Project

Designing the rebuild of National Science Foundation’s largest Antarctic research facility expands Stantec’s global footprint to seventh continent

Edmonton, AB; New York, NY; Denver, CO (June 27, 2019) TSX, NYSE:STN

An archival conceptual design of the main entrance to the central services facility to be built in McMurdo as part of the Antarctic Infrastructure Modernization for Science (AIMS) [future.usap.gov] effort. Subsequent design refinements are expected to replace, and may already have superseded, this concept.

Parsons, a subcontractor to the Leidos Antarctic Support Contract, has selected Stantec, through a competitive process, as the lead designer and design manager on a design-build team to handle design, architecture leadership, and interiors-planning assessments for the National Science Foundation’s (NSF’s) Antarctic Infrastructure Modernization for Science (AIMS) project.

AIMS is designed to ensure that major portions of McMurdo Station—the logistics hub for the NSF-managed U.S. Antarctic Program, and the largest research facility on the southernmost continent—remains a state-of-the-art platform capable of supporting world-class Antarctic science for the next 35 to 50 years. The project aims to ensure that the final design embodies an aesthetic that conveys the importance of NSF as a world-leading science agency and responds to the station’s unique location.

McMurdo Station was built more than 60 years ago and has grown organically in the interim. Many of the station’s buildings are aged, obsolete and energy inefficient. An independent review of the U.S. Antarctic Program in 2011 determined McMurdo required upgrades to achieve more cost- and energy-efficient and logistically streamlined operations.

Leidos leads the design-build team and Parsons is the general contractor. Stantec’s buildings group based in Denver, Colorado, will lead the professional services team of architects and designers on the integrated design-build team that will provide design and construction services as subcontractor to Parsons for this multi-year modernization program.

“We’re thrilled to work with Parsons to support the Leidos team on this groundbreaking project,” said Merlin Maley, Stantec’s principal and project manager for AIMS. “We have extensive experience collaborating on complex design-build teams, and designing with functionality, aesthetics, sustainability and wellness in mind. We look forward to leveraging that background to lead the design of McMurdo Station’s new campus in one of the most challenging environments on earth.”

“With Stantec’s experience working in extreme environments and remote locations, we’re very pleased to have them on our team for this important work in Antarctica and the nation,” said Dave Bird, Parsons program manager.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind. We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success. We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN.

About Parsons

Parsons (NYSE:PSN) is a leading provider of technology-driven solutions focused on the defense, intelligence and critical infrastructure markets. Celebrating 75 years of operations, Parsons provides technical design and engineering services and software products to address our customers’ challenges. Parsons has differentiated capabilities in cybersecurity, intelligence, missile defense, space, connected communities, physical infrastructure and mobility solutions. Parsons’ combination of talented professionals and advanced technology enables a safer, smarter and more interconnected world

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the project described above, including statements regarding Stantec’s role and involvement on the project. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the project described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the proposed project referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact	Investor Contact
Danny Craig	Cora Klein
Stantec Media Relations	Stantec Investor Relations
Ph: 949-923-6085	Ph: 780-969-2018
danny.craig@stantec.com	cora.klein@stantec.com

Design with community in mind